Exhibit 10.6

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is dated as of December 18, 2008 and is entered into by and among Hill A. Feinberg (“Executive”), FIRST SOUTHWEST HOLDINGS, LLC, a Delaware limited liability company, on behalf of itself and all of its subsidiaries (collectively, “Employer”) and PLAINS CAPITAL CORPORATION, a Texas corporation (“Plains Capital”). As an inducement to continuing to render services and superior performance to Employer, Executive, Employer and Plains Capital agree as follows:

1.	Employment. Upon the terms and subject to the conditions contained in this Agreement, Executive agrees to provide full-time services for Employer during the term of this Agreement. Executive agrees to devote his best efforts to the business of Employer, and shall perform his duties in a diligent, trustworthy and business-like manner, all for the purpose of advancing the business of Employer; provided that nothing herein shall prevent Executive from devoting such time to his personal investments or serving on the board of directors or trustees of any business corporation or charitable organization, or engaging in other charitable or community activities, so long as such service and activities do not materially interfere with the performance of Executive’s duties hereunder or otherwise conflict with Sections 13 through 15 hereof.

2.	Duties. The duties of Executive shall be those duties which can reasonably be expected to be performed by a person with the title of Chairman and Chief Executive Officer of a major financial organization. Executive shall report directly to the Plains Capital Chairman and Chief Executive Officer (the “Plains Capital CEO”). Executive’s duties may, from time to time, be changed or modified at the discretion of the Plains Capital CEO so long as they remain consistent with those duties which can reasonably be expected to be performed by a person with the title of Chairman and Chief Executive Officer of a major financial organization. In furtherance of the performance of such duties, the parties hereto agree that Executive will be based in the Dallas, Texas metropolitan area.

3.	Salary and Benefits.

(a)	Base Salary. Employer shall, during the term of this Agreement, pay Executive an annual base salary of $240,000. Such salary shall be paid in semi-monthly installments less applicable withholding and salary deductions. Base salary shall be reviewed and adjusted at least annually, but may not be reduced, except as otherwise provided by Section 17 below.

(b)	Bonus. Beginning with year 2009, Executive shall be eligible to receive an annual bonus for each year ending during the term of this Agreement as shall be determined by the Board of Directors of Employer (the “Board”); provided, however, subject to Section 17 below, that annual bonus for any given year shall not be less than the average annual bonus paid to Executive, by Employer or its predecessor entity, in respect of the three (3) calendar years immediately preceding the year of such bonus Executive’s bonus shall be paid on or before March 15 of the year following the year for which the bonus is payable.

Employment Agreement

(c)	Restricted Stock Grant. As soon as administratively possible following the date of this Agreement, Executive shall receive a grant of twelve thousand (12,000) shares of restricted common stock of Plains Capital (the “Restricted Stock”). The Restricted Stock shall be subject to the terms and conditions of a restricted stock award agreement between Executive and Plains Capital, which shall include, without limitation, the following terms: (i) vesting of the Restricted Stock equally over seven (7) years, beginning on the first anniversary of the date of grant (subject to early termination or forfeiture in accordance with the terms of the award agreement); (ii) immediate vesting of all unvested shares of Restricted Stock upon the occurrence of a “change in control” or an “initial public listing” (each as defined in the applicable award agreement); and (iii) in the event Executive violates any of the provisions of Section 13, 14, or 15 below, (x) immediate forfeiture of any unvested shares of Restricted Stock; (y) immediate forfeiture of any shares of Restricted Stock that vested within the 180-day period preceding such event that are still held by Executive; and (z) immediate payment by Executive to Plains Capital of any gain that Executive realized on the sale of any vested shares of Restricted Stock that were sold by Executive within the 180-day period preceding or the one year period following the date of such violation. Executive agrees to execute any documents requested by Plains Capital in connection with the grant of the Restricted Stock pursuant to this Section 3(c).

(d)	Reimbursement of Expenses.

Employer shall reimburse Executive for all out-of –pocket expenses incurred by Executive in the course of his duties, in accordance with normal policies. Executive shall be required to submit to Employer appropriate documentation supporting such out-of-pocket expenses as a prerequisite to reimbursement in accordance with normal policies.

(e)	Executive Benefits. Executive shall be entitled to participate in the employee benefit programs generally available to employees of Employer or Plains Capital and to all normal perquisites provided to similarly situated employees of Employer or Plains Capital.

(f)	Club Membership. During the term of this Agreement and except as otherwise provided by Section 17 below, Employer shall either provide Executive with reasonable access to a CEO-approved club for business use or Employer shall reimburse Executive for the reasonable dues and expenses associated with a CEO-approved club, provided Executive submits appropriate documentation supporting such dues and expenses to Employer in accordance with Employer’s normal policies.

(g)	Benefits Not in Lieu of Compensation. No benefit or perquisite provided to Executive shall be deemed to be in lieu of base salary or other compensation.

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4.	Term of Agreement. This Agreement shall become binding immediately upon its execution but shall not become effective until the date of closing of the merger between a wholly-owned subsidiary of Plains Capital and Employer, so long as that closing occurs on or before March 31, 2009 (the date of closing referred to hereinafter as the “Effective Date”), and shall remain in effect until the second anniversary of the Effective Date or until later termination if this Agreement is renewed under this Section 4. If the closing does not occur by March 31, 2009, this Agreement shall be null and void. If this Agreement does become effective, on the second anniversary of the Effective Date, this Agreement shall be automatically renewed for an additional one year term unless either Employer or Executive provides written notice of election not to renew at least 90 days before such annual renewal date. If this Agreement is so renewed, thereafter, on each successive annual anniversary of the renewal date, this Agreement shall be automatically renewed for an additional one year term unless either Employer or Executive provides written notice of election not to renew at least 90 days before such applicable renewal date. It is the intent of the parties hereto that certain provisions of this Agreement, such as Sections 5(a)(ii), 10, 11, 12, 13, 14, 15 and 16, by their terms shall survive and remain effective after the termination of this Agreement.

5.	General Termination Provisions. Except as otherwise provided by Section 17 hereof, if Executive has a Termination of Employment during the term of this Agreement, other than under the provisions of Section 6, then upon such Termination of Employment and conditioned upon Executive’s execution of a release in a form provided by Employer within forty-five (45) days following such Termination of Employment, Employer will be liable to Executive for all payments (if any) as described in Section 5, as follows:

(a)	Termination by Employer. Employer may terminate Executive’s employment and this Agreement under this Section 5 only upon the occurrence of one or more of the following events and under the conditions described below.

(i)	Termination For Cause. Employer may discharge Executive for Cause, and, upon such Termination of Employment, this Agreement shall terminate immediately and Executive shall be entitled to receive:

(A)	Executive’s base salary through the effective date of such Termination of Employment at the annual rate in effect at the time Notice of Termination is given, payable within ten (10) business days after the effective date of such Termination of Employment;

(B)	any annual bonus fully earned as defined in the Bonus Plan but unpaid as of the effective date of such Termination of Employment for any previously completed fiscal year, payable within ten (10) business days after the effective date of such Termination of Employment;

(C)	all earned and unpaid and/or vested, nonforfeitable amounts owing or accrued at the effective date of such Termination of Employment under any compensation and benefit plans, programs,

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and arrangements of Employer and its affiliates in which Executive theretofore participated, payable in accordance with the terms and conditions of the plans, programs, and arrangements (and agreements and documents thereunder) pursuant to which such compensation and benefits were granted or accrued; and

(D)	reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Employer policy prior to the effective date of such Termination of Employment (collectively, (A) through (D) above shall be the “Accrued Amounts”).

(ii)	Termination Without Cause or Upon Termination after Non-Renewal. If Employer shall discharge Executive without Cause (other than pursuant to a Change in Control as described in Section 6) or if Employer shall give Executive notice of its intention to not renew this Agreement pursuant to Section 4 and within ninety (90) days after termination of this Agreement terminate Executive without Cause, then upon such Termination of Employment, this Agreement shall terminate immediately, if it has not already terminated, and conditioned upon Executive’s execution of a release in a form provided by Employer within forty-five (45) days following such Termination of Employment, Executive shall be entitled to receive:

(A)	the Accrued Amounts; and

(B)	a cash amount equal to one (1) times the sum of (i) the annual base salary rate of Executive immediately prior to the effective date of such Termination of Employment, and (ii) the average annual bonus paid to Executive in respect of the three (3) calendar years immediately preceding the year of Termination of Employment, payable in a lump sum payment within sixty (60) days of the effective date of such Termination of Employment.

(iii)	Termination Because of Death or Disability. In the event of Executive’s death or disability (within the meaning of Employer’s disability policy that is in effect at the time of disability), upon such Termination of Employment, this Agreement shall terminate immediately and Executive (or his estate) shall be entitled to receive the Accrued Amounts.

(b)	Termination by Executive. Executive may voluntarily terminate this Agreement at any time following its execution. If Executive shall voluntarily terminate his employment for any reason, this Agreement shall terminate immediately and Executive shall be entitled to receive the Accrued Amounts.

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6.	Termination Upon Change in Control.

(a)	Upon (x) the discharge of Executive by Employer without Cause within the twenty-four (24) months immediately following, or the six (6) months immediately preceding, a Change in Control; or (y) Executive’s Termination of Employment for Good Reason within the twenty-four (24) months immediately following, or the six (6) months immediately preceding, a Change in Control; then upon such Termination of Employment, this Agreement shall terminate immediately, and conditioned upon Executive’s execution of a release in a form provided by Employer within forty-five (45) days following such Termination of Employment, Executive shall be entitled to receive:

(i)	the Accrued Amounts;

(ii)	a cash lump sum amount equal to three (3) times the sum of Executive’s (A) annual rate of salary in effect immediately prior to the effective date of such Termination of Employment or, if higher, the annual rate in effect immediately prior to the Change in Control and (B) annual bonus paid or payable with respect to the calendar year prior to the calendar year in which the effective date of such Termination of Employment occurs or, if higher, the average annual bonus paid or payable to Executive for the three (3) calendar years preceding the calendar year in which the effective date of such Termination of Employment occurs (such higher bonus amount, the “Annual Bonus Amount”), payable within sixty (60) business days after the effective date of such Termination of Employment (or, if later, the effective date of the Change in Control);

(iii)	to the extent permitted by applicable law, inclusion in Employer’s Welfare Plans as if Executive were still employed by Employer until the earlier of two (2) years following the date of Termination of Employment of Executive, or until Executive obtains eligibility under comparable employee plans from another employer which, to the extent such benefits are otherwise taxable to Executive, such benefits shall for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations and other guidance issued thereunder (“Section 409A”) be provided as separate monthly in-kind payments of those benefits, and to the extent those benefits are subject to and not otherwise excepted from Section 409A, the provision of the in-kind benefits during one calendar year shall not affect the in-kind benefits to be provided in any other calendar year; and

(iv)	continuation of the average auto allowance received by Executive during the twelve (12) month period immediately preceding the effective date of the Termination of Employment until the earlier of two (2) years following the termination of Executive, or until Executive receives an auto allowance from another employer. Each payment of the auto allowance under this Section 6(a)(iv), for purposes of Section 409A, shall be provided as a separate monthly in-kind payment, and the provision of the auto allowance during one calendar year shall not affect the payment of the auto-allowance to be provided in any other calendar year; and

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(v)	full vesting of all outstanding stock options then held by Executive, with payment equal to the then difference between the option price and the current fair market value of the stock as of the effective date of such Termination of Employment in lieu of the right to exercise such options.

(b)	Anything in this Section 6 to the contrary notwithstanding, in the event it shall be determined that any payment or distribution made, or benefit provided, by Employer to or for the benefit of Executive under Section 6(a) (whether paid or payable or distributed or distributable or provided pursuant to the terms hereof or otherwise) would constitute a “parachute payment” as defined in Section 280G of the Code, then the benefits payable pursuant to Section 6(a) shall be reduced so that the aggregate present value of all payments in the nature of compensation to (or for the benefit of) Executive which are contingent on a change of control (as defined in Section 280G(b)(2)(A) of the Code) is One Dollar ($1.00) less than the amount which Executive could receive without being considered to have received any parachute payment (the amount of this reduction in the benefits payable is referred to herein as the “Excess Amount”). The determination of the amount of any reduction required by this Section 6(b) shall be made by an independent accounting firm selected by Employer, and such determination shall be conclusive and binding on the parties hereto.

(c)	Notwithstanding the provisions of Section 6(b), if it is established, pursuant to a final determination of a court or an Internal Revenue Service proceeding which has been finally and conclusively resolved, that an Excess Amount was received by Executive from Employer, then such Excess Amount shall be deemed for all purposes to be a loan to Executive made on the date Executive received the Excess Amount and Executive shall repay the Excess Amount to Employer on demand (but no less than ten (10) days after written demand is received by Executive) together with interest on the Excess Amount at the “applicable Federal rate” (as defined in Section 1274(d) of the Code) from the date of Executive’s receipt of such Excess Amount until the date of such repayment.

(d)	Notwithstanding anything to the contrary contained herein, any amounts payable to Executive pursuant to Section 6(a) shall be reduced by any amounts previously received by Executive pursuant to Section 5 above.

7.	Definitions.

(a)	Termination For Cause. “Cause” for termination shall mean that, prior to any termination pursuant to Section 5(a)(i) hereof, Executive shall have committed or caused:

(i)	an intentional act of fraud, embezzlement or theft in connection with his duties or in the course of his employment with Employer;

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(ii)	intentional wrongful damage to property of Employer;

(iii)	intentional wrongful disclosure of trade secrets or confidential information of Employer;

(iv)	intentional violation of any law, rule or regulation (other than traffic violations or similar offenses) or final Cease and Desist Order;

(v)	intentional breach of fiduciary duty involving personal profit; or

(vi)	intentional action or inaction which causes material economic harm to Employer;

provided, however, that none of the actions described in clauses (i) through (vi) above shall constitute grounds for a “Cause” termination unless any such act or actions shall have been determined by the Board to have been materially harmful to Employer. For the purposes of this Agreement, no act or failure to act on the part of Executive shall be deemed “intentional” unless done or omitted to be done by Executive not in good faith and without reasonable belief that his action or omission was in the best interest of Employer.

Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for “Cause” hereunder unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of not less than three-quarters (3/4) of the Directors then in office at a meeting of the Directors called and held for such purpose (after reasonable notice to Executive and an opportunity for Executive, together with his counsel, to be heard before the Directors), finding that in the good faith opinion of the Directors, Executive had committed an act set forth above in this Section 7(a) and specifying the particulars thereof in detail.

(b)	Change in Control. A “Change in Control” means and shall be deemed to have occurred for purposes of this Agreement if and when any of the following occur:

(i)	Plains Capital is merged or consolidated or reorganized into or with another corporation or other legal person and as a result of such merger, consolidation or reorganization less than fifty-one percent (51%) of the combined voting power of the then-outstanding securities of such corporation or person immediately after such transaction are held in the aggregate by the holders of voting securities of Employer immediately prior to such transaction;

(ii)	Plains Capital sells all or substantially all of its assets to any other corporation or other legal person, with the exception that it will not be deemed to be a Change in Control if Plains Capital sells assets to an entity that, immediately prior to such sale, held fifty-one percent (51%) of the combined voting power of the then-outstanding voting securities in common with Plains Capital;

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(iii)	During any period of two (2) consecutive years, individuals who at the beginning of any such period constitute the Directors of Plains Capital cease for any reason to constitute at least a majority thereof unless the election or the nomination for election by Plains Capital’s shareholders, of each Director of Plains Capital first elected during such period was approved by a vote of at least two-thirds (2/3) of the Directors of Plains Capital then still in office who were Directors of Plains Capital at the beginning of any such period; or

(iv)	any “person” or “group” (as defined in Sections 13(d)(3) and 14(d)(2) of the Securities Exchange Act of 1934, as amended) is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the voting stock of Plains Capital (or any entity which controls Plains Capital), including by way of merger, consolidation, tender or exchange offer or otherwise.

(c)	Good Reason. “Good Reason” shall mean:

(i)	Without his express written consent, the assignment to Executive of any duties materially inconsistent with his positions, duties, responsibilities and status with Employer as of the beginning of the current term or a significant material diminishment in his titles or offices as in effect at the beginning of the current term, or any removal of Executive from or any failures to re-elect Executive to any of such positions, except in connection with the termination of his employment for Cause or as a result of his disability (within the meaning of Employer’s disability policy in effect at the time of the disability) or death, or termination by Executive other than for Good Reason;

(ii)	A significant and material adverse diminishment in the nature or scope of the authorities, powers, functions or duties attached to the position with which Executive had immediately prior to the Change in Control or a reduction in Executive’s aggregate base salary and bonus payable pursuant to Section 3 without the prior written consent of Executive;

(iii)	Employer shall relocate its principal executive offices or require Executive to have as his principal location of work any location which is in excess of fifty (50) miles from the location thereof immediately prior to a Change in Control; or

(iv)	Any substantial and material breach of this Agreement by Employer.

With respect to any purported action (or failure to act) of Employer, Executive shall only have Good Reason to terminate his employment if he has provided to Employer a written notice describing what Executive believes is Good Reason within ninety (90) days of such purported action (or failure to act) of Employer and Employer has failed to cure such circumstance within thirty (30) days of receipt of said notice from Executive.

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(d)	Welfare Plans. “Welfare Plans” shall mean Employer’s medical, dental, group life and long term disability plans.

(e)	Notice of Termination. “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon and the termination date, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination of Employment under the provision so indicated. Any purported Termination of Employment by Employer or by Executive (other than due to Executive’s death) shall be communicated by written Notice of Termination to the other party hereto in accordance with Section 12 hereof.

(f)	Termination of Employment. “Termination of Employment” shall mean a “separation from service” as such term is defined in the regulations issued under Section 409A of the Code.

8.	Governing Law. This Agreement is made and entered into in the State of Texas, and the laws of Texas shall govern its validity and interpretation in the performance by the parties of their respective duties and obligations.

9.	Entire Agreement. This Agreement constitutes the entire agreement between the parties concerning the employment of Executive, and there are no representations, warranties or commitments other than those in writing executed by all of the parties. This is an integrated agreement. This Agreement may not be altered, modified, or amended except by written instrument signed by the parties hereto. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party’s rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

10.	Arbitration.

(a)	Executive and Employer acknowledge and agree that any claim or controversy arising out of or relating to this Agreement or the breach of this Agreement or any other dispute arising out of or relating to the employment of Executive by Employer, shall be settled by final and binding arbitration in the City of Dallas, Texas, in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect on the date the claim or controversy arises.

(b)

All claims or controversies subject to arbitration shall be submitted to arbitration within six (6) months from the date the written notice of a request for arbitration is effective. All claims or controversies shall be resolved by a panel of three (3) arbitrators who are licensed to practice law in the State of Texas and who are experienced in the arbitration of labor and employment disputes. These arbitrators shall be selected in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect at the time the claim or

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controversy arises. Either party may request that the arbitration proceeding be stenographically recorded by a Certified Shorthand Reporter. The arbitrators shall issue a written decision with respect to all claims or controversies within thirty (30) days from the date the claims or controversies are submitted to arbitration. The parties shall be entitled to be represented by legal counsel at any arbitration proceeding. Executive and Employer acknowledge and agree that each party will bear fifty percent (50%) of the cost of the arbitration proceeding. The parties shall be responsible for paying their own attorneys’ fees, if any.

(c)	Employer and Executive acknowledge and agree that the arbitration provisions in Sections 10(a) and 10(b) may be specifically enforced by either party and submission to arbitration proceedings compelled by any court of competent jurisdiction. Employer and Executive further acknowledge and agree that the decision of the arbitrators may be specifically enforced by either party in any court of competent jurisdiction.

(d)	Notwithstanding the arbitration provisions set forth above, Executive and Employer acknowledge and agree that nothing in this Agreement shall be construed to require the arbitration of any claim or controversy arising under the NON-DISCLOSURE, THE NON-INTERFERENCE, AND THE NON-COMPETITION provisions set forth at Sections 13 through 15 of this Agreement. These provisions shall be enforceable by any court of competent jurisdiction and shall not be subject to ARBITRATION pursuant to Sections 10(a)-(c). Executive and Employer further acknowledge and agree that nothing in this Agreement shall be construed to require arbitration of any claim for workers’ compensation benefits (although any claims arising under Tex. Labor Code § 450.001 shall be subject to arbitration) or unemployment compensation.

11.	Assistance in Litigation. Executive shall make himself available, upon the request of Employer, to testify or otherwise assist in litigation, arbitration or other disputes involving Employer, or any of its directors, officers, employees, subsidiaries or parent corporations, during the term of this Agreement and at any time following the termination of this Agreement. In the event that Executive is requested to make himself available pursuant to this Section 11 following his Termination of Employment with Employer, Employer shall pay Executive for his time spent on such matters at a per diem rate equal to 1/365 of his total cash compensation for the calendar year immediately prior to his Termination of Employment. Additionally, Employer will reimburse Executive for reasonable out-of-pocket expenses (including travel costs, lodging and meals) incurred in connection with Executive’s assistance provided hereunder.

12.	Notice. Any notice or communication required or permitted to be given to the parties shall be delivered personally or sent by United States registered or certified mail, postage prepaid and return receipt requested, and addressed or delivered as follows, or to such other address as the party addressed may have substituted by notice pursuant to this Section. Any notice given pursuant to this Section 12 will be effective immediately upon delivery if delivered in person or three (3) days after mailing deposited in the United States addressed as set forth below:

(a)	If to Employer:

First Southwest Holdings, LLC

325 N. St. Paul St., Suite 800

Dallas, Texas 75201

Attn: General Counsel

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(b)	If to Executive:

Hill A. Feinberg

3131 Maple Avenue, Apartment 14E

Dallas, Texas 75201-1329

(c)	If to Plains Capital:

Plains Capital Corporation

2911 Turtle Creek Blvd., Suite 700

Dallas, TX 75219

Attention: General Counsel

13.	Non-Disclosure of Confidential Information. Employer agrees to provide Executive access to Employer’s Confidential Information (defined below), which information will be necessary to Executive’s performance of the duties and responsibilities contemplated herein. Executive acknowledges that such Confidential Information is a valuable asset of the Employer and must be protected. Executive agrees that during the term of this Agreement and thereafter, Executive will not disclose any Confidential Information or data concerning the business, such as its plans, strategies, financial information or customers and customer information of Employer that will be disclosed to Executive or acquired by Executive in confidence at any time during the period of his employment (collectively, the “Confidential Information”). Confidential Information shall not include any solely personal calendar information or solely personal contacts information or data not related to the business of Employer stored on personal computing and communication devices.

(a)	Upon termination, Executive will not remove physically, electronically or in any other way any Confidential Information from premises owned, used or leased by the Employer. Upon any termination of Executive’s employment, all Confidential Information (including all copies) will be turned over immediately to Executive’s supervisor or other designee at the Employer, and Executive shall retain no copies, summaries or notes thereof.

(b)	Executive agrees that, during the course of Executive’s employment with the Employer and after Executive ceases to be employed by Employer for any reason, Executive will not, directly or indirectly, for Executive’s own or another’s benefit, use, make known or divulge any Employer Confidential Information.

14.	Non-Interference. Executive covenants and agrees that, for a period of twelve (12) months subsequent to the termination of this Agreement, whether such termination occurs

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at the insistence of Employer or Executive, Executive shall not recruit, hire or attempt to recruit or hire other employees, directly or by assisting other employees of Employer, nor shall Executive contact or communicate with any other employees of Employer for the purpose of inducing other employees to terminate their employment with Employer. For purposes of this covenant, “other employees” shall refer to employees who are still actively employed by or doing business with Employer at the time of the attempted recruiting or hiring.

15.	Non-Competition. Ancillary to his promise to protect the Confidential Information of Employer, Executive agrees that during the Term of this Agreement, and for a period of one (1) year following his Termination of Employment and the termination of this Agreement, Executive shall not engage or invest in, own, manage, operate, finance, control, participate in the ownership, management, operation, financing or control of, be employed by, associated with or in any manner connected with, lend Executive’s name or any similar name to, lend Executive’s credit to or render services or advice to any business that provides services of investment banking, consumer banking, commercial banking, financial advisory services, mortgage banking, residential mortgage brokerage, commercial mortgage brokerage, equipment leasing, personal property leasing, personal insurance, commercial insurance, title insurance or other financial services of any type whatsoever anywhere within the state of Texas; provided, however, Executive may purchase or otherwise acquire up to (but not more than) one percent (1%) of any class of securities of any enterprise (but without participating in the activities of such enterprise) if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Securities Exchange Act of 1934.

Executive further acknowledges that:

(a)	The services to be performed by Executive under this Agreement are of a special, unique, unusual, extraordinary and intellectual character;

(b)	Employer’s business is statewide in scope and its products and services are marketed throughout the state of Texas;

(c)	Employer competes with other businesses that are or could be located in any part of the state of Texas; and

(d)	The provisions of this Section 15 are reasonable and necessary to protect Employer’s business.

16.

Injunctive Relief and Additional Remedy. Executive acknowledges that the injury suffered by Employer as a result of a breach of Sections 13, 14 or 15 of this Agreement would be irreparable and that an award of money damages to Employer for such a breach would be an inadequate remedy. Consequently, Employer shall have the right, in addition to any other rights it may have, to obtain relief to restrain any breach or threatened breach or otherwise to specifically enforce Sections 13, 14 and 15 of this Agreement, and Employer will not be obligated to post bond or other security in seeking such relief. Without limiting Employer’s rights under this Section 16 or any other

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remedies of Employer, if Executive breaches the provisions of Section 13, 14 or 15, Employer shall have the right to cease making payments otherwise due to Executive under this Agreement.

17.	Waiver Relating to Modification Upon Participation in the TARP. If at any time during the term of this Agreement, the United States Department of Treasury owns any debt or equity securities of Plains Capital in connection with Plains Capital’s participation in the United States Department of the Treasury’s TARP Capital Purchase Program, Employer may modify Executive’s compensation or benefits, including without limitation, the compensation and benefits described in Sections 3, 5, and 6, to the extent such modifications are required to comply with the regulations issued by the Department of Treasury as published in the Federal Register on October 20, 2008, and Executive waives any claims he may have against the United States, Plains Capital or Employer relating to or arising out of any such modifications. Executive agrees and understands that this Section 17 may require modification of the compensation, bonus, incentive and other benefit plans, arrangements, policies and agreements (including so called “golden parachute” agreements) that he has with Employer as they relate to the period the United States Department of Treasury holds any equity or debt securities of Plains Capital acquired through the TARP Capital Purchase Program. The waiver described in this Section 17 includes all claims Executive may have under the laws of the United States or any state related to the requirements imposed by the aforementioned regulations, including without limitation a claim for any compensation or other payments Executive would receive, any challenge to the process by which the regulation was adopted and any tort or constitutional claim about the effect of these regulations on Executive’s employment relationship. The parties agree that any modifications made to Executive’s compensation and benefits pursuant to this Section 17 shall be of no further force or effect as of the date such modifications are no longer required for purposes of complying with the aforementioned regulation, and that Executive’s compensation and benefits shall be returned to the level of compensation and benefits as in effect immediately prior to the effective date of such modifications.

18.	Binding Agreement and Successors. This Agreement shall inure to the benefit of and be enforceable by Executive’s and Employer’s respective personal or legal representatives, executors, administrators, assigns, successors, heirs, distributees, devisees and legatees. If Executive should die while any amounts would still be payable to him hereunder if he had continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to his devisee, legatee or other designee, or, if there be no such designee, to his estate. In the event of a Change in Control, Employer shall require any successor (whether direct or indirect, by purchase, merger consolidation or otherwise) to all or substantially all of the business and/or assets of Employer, by agreement in form and substance satisfactory to Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that Employer would be required to perform it if no such succession had taken place.

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19.	No Mitigation of Amounts Payable Hereunder. Executive shall not be required to mitigate the amount of any payment provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Agreement be reduced by any compensation earned by Executive as the result of employment (not in violation of Section 15 of this Agreement) by another employer after the date of termination or otherwise.

20.	Captions. The captions of this Agreement are inserted for convenience and are not part of the Agreement.

21.	Severability. In case of any one or more of the provisions contained in this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any other respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement. This Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been a part of the Agreement and there shall be deemed substituted therefor such other provision as will most nearly accomplish the intent of the parties to the extent permitted by the applicable law.

22.	Amendment. Except as otherwise provided herein, this Agreement may not be amended or modified at any time except by a written instrument approved by the Board, and executed by Employer and Executive. Any attempted amendment or modification without such approval and execution shall be null and void ab initio and of no effect. Notwithstanding the foregoing provisions of this Section 22, the Board may change or modify this Agreement without Executive’s consent or signature if the Board determines, in its sole discretion, that such change or modification is necessary for purposes of compliance with or exemption from the requirements of Section 409A.

23.	No Waiver. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at any time.

24.	Survival of Provisions. The covenants and agreements of the parties set forth in Sections 8 through 19 are of a continuing nature and shall survive the expiration, termination or cancellation of this Agreement, regardless of the reason therefor.

25.	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original.

26.	Plains Capital’s Agreement and Obligation. The parties hereto understand and agree that Plains Capital is executing this Agreement solely for the purpose of evidencing its agreement and obligation to issue the restricted stock to Executive pursuant to Section 3(c) above and shall have no further responsibilities or obligations under or pursuant to this Agreement.

27.

Section 409A. In the event that it is reasonably determined by Employer or Executive that, as a result of Section 409A, any of the payments that Executive is entitled to under the terms of this Agreement or any nonqualified deferred compensation plan (as defined under Section 409A) may not be made at the time contemplated by the terms hereof or thereof, as the case may be, without causing Executive to be subject to an income tax

Employment Agreement	Page 14

penalty and interest, Employer will make such payment (with interest thereon) on the first day that would not result in Executive incurring any tax liability under Section 409A. In addition, other provisions of this Agreement or any other plan notwithstanding, Employer shall have no right to accelerate any such payment or to make any such payment as the result of an event if such payment would, as a result, be subject to the tax imposed by Section 409A.

[Signature Page Follows]

Employment Agreement	Page 15

Executive:	/s/ Hill A. Feinberg
Hill A. Feinberg

Date:	12/18/08

FIRST SOUTHWEST HOLDINGS, LLC

By:	/s/ Alan White
Alan White
Managing Director

Date:	12/18/08

PLAINS CAPITAL CORPORATION

By:	/s/ Alan White
Alan White
Chief Executive Officer

Date:	12/18/08

Signature Page to Employment Agreement